SECURITIES AND EXCHANGE COMMISSION
                            Washington DC 20549

                                 FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                       INTERDEALER QUOTATION SYSTEM

               Filed pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934 and Rule 13a-17
                           or 15d-17 thereunder

                              BETHEL BANCORP
                  489 CONGRESS ST, PORTLAND, MAINE 04101
                               207-772-8587

                  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of Security:  Common Stock
2.   Number of shares outstanding before the change:   597,743
3.   Number of shares outstanding after the change:  1,195,486
4.   Effective date of change (payment/issuance):  12/15/95
5.   Record date:  12/01/95
6.   Declaration date:  11/15/95
7.   Reason for change:  100% stock dividend.

Date:  12/15/95

By:      /s/ James D. Delamater
     _____________________________
     James D. Delamater, President